SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☑

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

By:	/s/ Ilan Erez
Ilan Erez
Chief Financial Officer

Dated: April 28, 2011

MINUTES OF THE ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF
CIMATRON LTD.
(THE "COMPANY")

HELD ON APRIL 28, 2011

Mr. Ilan Erez, the Vice President of Finance and Chief Financial Officer of the Company, duly appointed by the Board of Directors of the Company, called the Annual General Meeting (the "Meeting") to order at 10:00 AM (Israeli Time) at the offices of the Company, 11 Gush Etzion Street, Givat Shmuel, Israel, after notice was given in accordance with the Company's Articles of Association (the "Articles") to all the Company's shareholders of record as of March 21, 2011. Mr. Ilan Erez called the roll and announced the presence of the shareholders present at the Meeting in person or by proxy. Present in person or by proxy were shareholders holding, in the aggregate 6,171,251 Ordinary Shares, par value NIS 0.10 per share of the Company, constituting 66.38% of the voting power of the Company.

Mr. Ilan Erez declared that the Meeting could be lawfully held and that a quorum was present.

Mr. Ilan Erez was appointed as Chairman of the Meeting.

THE AGENDA:

1.
To re-elect Mr. Rami Entin to the board of directors of the Company (the “Board”) to serve as an External Director of the Company, as such term is defined in the Israeli Companies Law-1999, (the “Companies Law”) (an “External Director”) for an additional three-year term pursuant to the Companies Law.

2.	To re-elect Mrs. Eti Livni to the Board to serve as an External Director, for an additional three-year term pursuant to the Companies Law.

3.
To reappoint Brightman Almagor Zohar & Co. a member of Deloitte Touche Tohmatsu International, as the independent auditors of the Company for the year ending December 31, 2011 and until the next annual shareholders' meeting, and to further authorize the Board of Directors to fix the remuneration of such auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board.

THE MEETING

The Chairman then presented for consideration of the shareholders the following resolutions, all of which were duly adopted as indicated below:

1.	RESOLVED, to approve the reappointment of Mr. Rami Entin as an External Director of the Company for a term of three years and until his respective successor is duly elected.

For 6,122,898 Ordinary Shares, constituting 99.21% of the shares present in person or by proxy and voting thereon.

Against 47,997 Ordinary Shares, constituting 0.78% of the shares present in person or by proxy and voting thereon.

Withheld: 356 Ordinary Shares, constituting 0.01% of the shares present in person or by proxy and voting thereon.

2.	RESOLVED, to approve the reappointment of Mrs. Eti Livni as an External Director of the Company for a term of three years and until his respective successor is duly elected.

For 6,123,098 Ordinary Shares, constituting 99.22% of the shares present in person or by proxy and voting thereon.

Against 47,797 Ordinary Shares, constituting 0.77% of the shares present in person or by proxy and voting thereon.

Withheld: 356 Ordinary Shares, constituting 0.01% of the shares present in person or by proxy and voting thereon.

3.
RESOLVED that the re-appointment of Brightman Almagor Zohar & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2011 and until the next annual shareholders meeting, and the authorization of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services, is hereby approved, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board.

For 6,165,908 Ordinary Shares, constituting 99.91% of the shares present in person or by proxy and voting thereon.

Against 4,987 Ordinary Shares, constituting 0.08% of the shares present in person or by proxy and voting thereon.

Withheld: 356 Ordinary Shares, constituting 0.01% of the shares present in person or by proxy and voting thereon.

IN WITNESS WHEREOF, all the aforementioned resolutions were duly adopted in accordance with the Articles of Association of the Company and all requirements prescribed by applicable law.

There being no further business, the Meeting was adjourned.

/s/ Ilan Erez
CHAIRMAN – Ilan Erez